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                                                                       EXHIBIT C
                   BIOVAIL CORPORATION INTERNATIONAL

          PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                   SOLICITED  ON BEHALF OF MANAGEMENT

    The undersigned shareholder of Biovail Corporation International hereby appoints Eugene Melnyk, Chairman of the Board of Directors, whom failing, Bob Podruzny, President and Chief Operating Officer, whom failing, Kenneth
    C. Cancellara, Senior Vice President and General Counsel, whom failing __________ , as nominee of the undersigned to attend and act for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Company to be held on July 10, 1998 and at any adjournment(s) thereof and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted as indicted on the reverse side of this proxy.

                                  THIS PROXY WILL BE VOTED AND WHERE A
                                  CHOICE IS SPECIFIED, WILL BE VOTED AS
                                  DIRECTED.  WHERE NO CHOICE IS SPECIFIED,
                                  THIS PROXY WILL CONFER DISCRETIONARY
                                  AUTHORITY AND WILL BE VOTED IN FAVOUR OF
                                  THE MATTERS REFERRED TO ON THE REVERSE
                                  SIDE HEREOF.

                                  THIS PROXY ALSO CONFERS DISCRETIONARY
                                  AUTHORITY TO VOTE IN RESPECT OF ANY OTHER
                                  MATTER WHICH MAY PROPERLY COME BEFORE THE
                                  MEETING AND IN SUCH MANNER AS SUCH NOMINEE
                                  IN HIS JUDGMENT MAY DETERMINE.

                                  A SHAREHOLDER HAS THE RIGHT TO APPOINT A
                                  PERSON TO ATTEND AND ACT FOR HIM AND ON
                                  HIS BEHALF AT THE MEETING OTHER THAN THE
                                  PERSONS DESIGNATED IN THIS FORM OF PROXY.
                                  SUCH RIGHT MAY BE EXERCISED BY FILLING THE
                                  NAME OF SUCH PERSON IN THE BLANK SPACE
                                  PROVIDED AND STRIKING OUT THE NAMES OF
                                  MANAGEMENT'S NOMINEES ABOVE.


                                  DATED THIS     DAY OF           , 1998.


                                  ---------------------------------------------
                                  SIGNATURE OF SHAREHOLDER


                                  ---------------------------------------------
                                  NAME OF SHAREHOLDER (PRINT)


                                  ---------------------------------------------
                                  NUMBER OF SHARES
                                                                      (SEE OVER)

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NOTE:


1. A person appointed as nominee to represent a shareholder need not be a shareholder.

2. Where this proxy is signed by a company, its corporate seal must be affixed.

VOTE      [     ]  1. For the appointment of Deloitte & Touche, Chartered
                      Accountants, as the auditors of the Company and
WITHHOLD  [     ]     authorizing the directors to fix remuneration.
VOTE


VOTE      [     ]  2. For the election of directors nominated by management as set  forth in the accompanying Management
WITHHOLD  [     ]     Information Circular.
VOTE


FOR       [     ]  3. Approval of a special resolution to amend the Articles of Amalgamation of the Company to increase the
AGAINST   [     ]     authorized capital to a maximum of 120,000,000 common
                      shares.



FOR       [     ]  4. Approval of a resolution to approve an additional
                      2,500,000 shares to be reserved under the Stock Option
AGAINST   [     ]     Plan of the Company.